FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 6, 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 1

Third quarter 2009 results

Reconciliations of pro forma to statutory income statements and balance sheets

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Income statement for the quarter ended 30 September 2009

		Adjustments
	Pro forma	RFS Minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	3,261	602	-	3,863

Non-interest income (excluding insurance net premium income)	2,532	568	(155)	2,945
Insurance net premium income	1,301	(29)	-	1,272

Non-interest income	3,833	539	(155)	4,217

Total income	7,094	1,141	(155)	8,080
Operating expenses	(4,195)	(960)	(397)	(5,552)

Profit/(loss) before other operating charges	2,899	181	(552)	2,528
Insurance net claims	(1,145)	(64)	-	(1,209)

Operating profit/(loss) before impairment losses	1,754	117	(552)	1,319
Impairment losses	(3,279)	(209)	-	(3,488)

Group operating loss	(1,525)	(92)	(552)	(2,169)
Amortisation of purchased intangible assets	(73)	-	73	-
Integration and restructuring costs	(324)	-	324	-
Strategic disposals	(155)	-	155	-

Loss before tax from continuing operations	(2,077)	(92)	-	(2,169)
Tax	576	21	-	597

Loss from continuing operations	(1,501)	(71)	-	(1,572)
Loss from discontinued operations, net of tax	(7)	(12)	-	(19)

Loss for the period	(1,508)	(83)	-	(1,591)
Minority interests	(47)	83	-	36
Preference share and other dividends	(245)	-	-	(245)

Loss attributable to ordinary shareholders	(1,800)	-	-	(1,800)

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Income statement for the quarter ended 30 June 2009

		Adjustments
	Pro forma	RFS Minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	3,322	657	-	3,979

Non-interest income (excluding insurance net premium income)	1,498	622	4,002	6,122
Insurance net premium income	1,301	51	-	1,352

Non-interest income	2,799	673	4,002	7,474

Total income	6,121	1,330	4,002	11,453
Operating expenses	(4,066)	(945)	(721)	(5,732)

Profit before other operating charges	2,055	385	3,281	5,721
Insurance net claims	(925)	(122)	-	(1,047)

Operating profit before impairment losses	1,130	263	3,281	4,674
Impairment losses	(4,663)	(307)	-	(4,970)

Group operating (loss)/profit	(3,533)	(44)	3,281	(296)
Amortisation of purchased intangible assets	(55)	-	55	-
Integration and restructuring costs	(355)	-	355	-
Write-down of goodwill	(311)	-	311	-
Gain on redemption of own debt	3,790	-	(3,790)	-
Strategic disposals	212	-	(212)	-

Loss before tax from continuing operations	(252)	(44)	-	(296)
Tax	640	42	-	682

Profit/(loss) from continuing operations	388	(2)	-	386
Loss/(profit) from discontinued operations, net of tax	(13)	67	-	54

Profit for the period	375	65	-	440
Minority interests	(83)	(65)	-	(148)
Preference share and other dividends	(432)	-	-	(432)

Loss attributable to ordinary shareholders	(140)	-	-	(140)

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Income statement for the quarter ended 30 September 2008

		Adjustments
	Pro forma	RFS Minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	3,836	954	-	4,790

Non-interest income (excluding insurance net premium income)	3,340	285	-	3,625
Insurance net premium income	1,409	138	-	1,547

Non-interest income	4,749	423	-	5,172

Total income	8,585	1,377	-	9,962
Operating expenses	(4,060)	(853)	(408)	(5,321)

Profit/(loss) before other operating charges	4,525	524	(408)	4,641
Insurance net claims	(934)	(112)	-	(1,046)

Operating profit/(loss) before impairment losses	3,591	412	(408)	3,595
Impairment losses	(1,280)	(117)	-	(1,397)

Group operating profit/(loss)	2,311	295	(408)	2,198
Amortisation of purchased intangible assets	(119)	-	119	-
Integration and restructuring costs	(289)	-	289	-

Profit before tax from continuing operations	1,903	295	-	2,198
Tax	(724)	(61)	-	(785)

Profit from continuing operations	1,179	234	-	1,413
Loss/(profit) from discontinued operations, net of tax	(46)	3,572	-	3,526

Profit for the period	1,133	3,806	-	4,939
Minority interests	(43)	(3,806)	-	(3,849)
Preference share and other dividends	(219)	-	-	(219)

Profit attributable to ordinary shareholders	871	-	-	871

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Income statement for the nine months ended 30 September 2009

		Adjustments
	Pro forma	RFS Minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	10,121	2,116	-	12,237

Non-interest income (excluding insurance net premium income)	7,806	1,697	4,088	13,591
Insurance net premium income	3,958	135	-	4,093

Non-interest income	11,764	1,832	4,088	17,684

Total income	21,885	3,948	4,088	29,921
Operating expenses	(12,928)	(2,933)	(1,582)	(17,443)

Profit before other operating charges	8,957	1,015	2,506	12,478
Insurance net claims	(3,036)	(307)	-	(3,343)

Operating profit before impairment losses	5,921	708	2,506	9,135
Impairment losses	(10,800)	(748)	-	(11,548)

Group operating (loss)/profit	(4,879)	(40)	2,506	(2,413)
Amortisation of purchased intangible assets	(213)	-	213	-
Integration and restructuring costs	(1,058)	-	1,058	-
Write-down of goodwill	(311)	-	311	-
Gain on redemption of own debt	3,790	-	(3,790)	-
Strategic disposals	298	-	(298)	-

Loss before tax from continuing operations	(2,373)	(40)	-	(2,413)
Tax	988	50	-	1,038

(Loss)/profit from continuing operations	(1,385)	10	-	(1,375)
Loss from discontinued operations, net of tax	(65)	(16)	-	(81)

Loss for the period	(1,450)	(6)	-	(1,456)
Minority interests	(601)	6	-	(595)
Preference share and other dividends	(791)	-	-	(791)

Loss attributable to ordinary shareholders	(2,842)	-	-	(2,842)

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Income statement for the nine months ended 30 September 2008

		Adjustments
	Pro forma	RFS Minority interest	Reallocation of one-off items	Restated statutory
	£m	£m	£m	£m

Net interest income	11,337	2,148	-	13,485

Non-interest income (excluding insurance net premium income)	4,629	987	-	5,616
Insurance net premium income	4,270	433	-	4,703

Non-interest income	8,899	1,420	-	10,319

Total income	20,236	3,568	-	23,804
Operating expenses	(12,453)	(2,601)	(986)	(16,040)

Profit/(loss) before other operating charges	7,783	967	(986)	7,764
Insurance net claims	(2,861)	(374)	-	(3,235)

Operating profit/(loss) before impairment losses	4,922	593	(986)	4,529
Impairment losses	(2,759)	(299)	-	(3,058)

Group operating profit/(loss)	2,163	294	(986)	1,471
Amortisation of purchased intangible assets	(381)	-	381	-
Integration costs	(605)	-	605	-

Profit before tax from continuing operations	1,177	294	-	1,471
Tax	(421)	(31)	-	(452)

Profit from continuing operations	756	263	-	1,019
(Loss)/profit from discontinued operations, net of tax	(87)	3,847	-	3,760

Profit for the period	669	4,110	-	4,779
Minority interests	(191)	(4,110)	-	(4,301)
Preference share and other dividends	(434)	-	-	(434)

Profit attributable to ordinary shareholders	44	-	-	44

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Balance sheet at 30 September 2009

	Pro forma	Transfers	Statutory
	£m	£m	£m

Assets
Cash and balances at central banks	36,567	580	37,147
Net loans and advances to banks	60,274	8,584	68,858
Reverse repurchase agreements and stock borrowing	37,190	-	37,190
Loans and advances to banks	97,464	8,584	106,048
Net loans and advances to customers	587,996	137,770	725,766
Reverse repurchase agreements and stock borrowing	43,463	-	43,463
Loans and advances to customers	631,459	137,770	769,229
Debt securities	251,281	19,085	270,366
Equity shares	16,830	3,764	20,594
Settlement balances	28,634	5	28,639
Derivatives	552,466	2,606	555,072
Intangible assets	15,339	3,192	18,531
Property, plant and equipment	18,208	1,692	19,900
Deferred taxation	7,667	700	8,367
Prepayments, accrued income and other assets	19,664	2,721	22,385
Assets of disposal groups	4,737	140	4,877

Total assets	1,680,316	180,839	1,861,155

Liabilities
Bank deposits	138,584	(12,033)	126,551
Repurchase agreements and stock lending	39,816	-	39,816
Deposits by banks	178,400	(12,033)	166,367
Customer deposits	423,769	132,319	556,088
Repurchase agreements and stock lending	69,465	-	69,465
Customer accounts	493,234	132,319	625,553
Debt securities in issue	266,213	26,206	292,419
Settlement balances and short positions	71,891	61	71,952
Derivatives	537,522	2,483	540,005
Accruals, deferred income and other liabilities	20,754	8,048	28,802
Retirement benefit liabilities	1,410	398	1,808
Deferred taxation	3,275	815	4,090
Insurance liabilities	7,480	2,633	10,113
Subordinated liabilities	33,085	4,578	37,663
Liabilities of disposal groups	8,201	31	8,232

Total liabilities	1,621,465	165,539	1,787,004

Equity:
Minority interests	2,185	15,300	17,485
Owners' equity	56,666	-	56,666

Total equity	58,851	15,300	74,151

Total liabilities and equity	1,680,316	180,839	1,861,155

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Balance sheet at 30 June 2009

	Pro forma	Transfers	Statutory
	£m	£m	£m

Assets
Cash and balances at central banks	34,302	5,644	39,946
Net loans and advances to banks	48,624	11,706	60,330
Reverse repurchase agreements and stock borrowing	35,076	-	35,076
Loans and advances to banks	83,700	11,706	95,406
Net loans and advances to customers	593,277	128,983	722,260
Reverse repurchase agreements and stock borrowing	47,485	29	47,514
Loans and advances to customers	640,762	129,012	769,774
Debt securities	229,059	15,030	244,089
Equity shares	14,220	3,360	17,580
Settlement balances	23,244	20	23,264
Derivatives	555,890	1,394	557,284
Intangible assets	15,117	3,063	18,180
Property, plant and equipment	16,292	1,603	17,895
Deferred taxation	7,573	819	8,392
Prepayments, accrued income and other assets	20,620	2,645	23,265
Assets of disposal groups	3,666	182	3,848

Total assets	1,644,445	174,478	1,818,923

Liabilities
Bank deposits	135,601	(8,749)	126,852
Repurchase agreements and stock lending	44,142	-	44,142
Deposits by banks	179,743	(8,749)	170,994
Customer deposits	415,267	125,407	540,674
Repurchase agreements and stock lending	75,015	-	75,015
Customer accounts	490,282	125,407	615,689
Debt securities in issue	248,710	25,470	274,180
Settlement balances and short positions	60,282	5	60,287
Derivatives	534,632	2,432	537,064
Accruals, deferred income and other liabilities	21,543	8,578	30,121
Retirement benefit liabilities	1,363	368	1,731
Deferred taxation	3,344	678	4,022
Insurance liabilities	7,186	2,356	9,542
Subordinated liabilities	32,106	3,597	35,703
Liabilities of disposal groups	7,465	33	7,498

Total liabilities	1,586,656	160,175	1,746,831

Equity:
Minority interests	2,123	14,303	16,426
Owners' equity	55,666	-	55,666

Total equity	57,789	14,303	72,092

Total liabilities and equity	1,644,445	174,478	1,818,923

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Balance sheet at 31 December 2008

	Pro forma	Transfers	Statutory
	£m	£m	£m

Assets
Cash and balances at central banks	11,830	570	12,400
Net loans and advances to banks	70,728	8,698	79,426
Reverse repurchase agreements and stock borrowing	58,771	-	58,771
Loans and advances to banks	129,499	8,698	138,197
Net loans and advances to customers	691,976	143,433	835,409
Reverse repurchase agreements and stock borrowings	39,289	24	39,313
Loans and advances to customers	731,265	143,457	874,722
Debt securities	253,159	14,390	267,549
Equity shares	22,198	4,132	26,330
Settlement balances	17,812	20	17,832
Derivatives	991,495	1,064	992,559
Intangible assets	16,415	3,634	20,049
Property, plant and equipment	17,181	1,768	18,949
Deferred taxation	5,786	1,296	7,082
Prepayments, accrued income and other assets	21,573	2,829	24,402
Assets of disposal groups	480	1,101	1,581

Total assets	2,218,693	182,959	2,401,652

Liabilities
Bank deposits	178,943	(4,565)	174,378
Repurchase agreements and stock lending	83,666	-	83,666
Deposits by banks	262,609	(4,565)	258,044
Customer deposits	460,318	121,051	581,369
Repurchase agreements and stock lending	58,143	-	58,143
Customer accounts	518,461	121,051	639,512
Debt securities in issue	269,458	30,831	300,289
Settlement balances and short positions	54,264	13	54,277
Derivatives	969,409	1,955	971,364
Accruals, deferred income and other liabilities	24,140	7,342	31,482
Retirement benefit liabilities	1,564	468	2,032
Deferred taxation	3,177	988	4,165
Insurance liabilities	7,480	2,496	9,976
Subordinated liabilities	43,678	5,476	49,154
Liabilities of disposal groups	138	721	859

Total liabilities	2,154,378	166,776	2,321,154

Equity:
Minority interests	5,436	16,183	21,619
Owners' equity	58,879	-	58,879

Total equity	64,315	16,183	80,498

Total liabilities and equity	2,218,693	182,959	2,401,652

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  06 November 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat